

December 3, 2014

Via E-mail
Steven van der Velden
President and Chief Executive Officer
Elephant Talk Communications Corp.
Cross Rock Place Executive Suites No. 102
3600 NW 138th St.
Oklahoma City, OK 73134

> **Re:** **Elephant Talk Communications Corp.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **Response dated December 1, 2014**
> **File No. 001-35360**

Dear Mr. van der Velden:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statements

Consolidated Statements of Comprehensive Loss, page 43

1. We note your response to comment one. The purpose of Rule 5-03 of Regulation S-X is to indicate the various line items that should appear on the face of the income statement. Rule 5-03(b)(2) requires costs and expenses <u>applicable to sales and revenue</u> to be stated as a separate line item. In your response, you indicate that all staff costs are included in the Selling, General and Administrative line item of your income

statement. Staff costs should be allocated to the appropriate line items such as Cost of Service and SG&A. Revise accordingly to comply with Rule 5-03 by reclassifying all cash and non-cash staff related costs associated with employees directly involved in providing services for both your Landline and Mobile and Security businesses from SG&A to the Cost of Service line item. Please provide us with a quantitative analysis of your total staff costs by function (e.g. management, selling, research, network) and by service (Landline, Mobile and Security) for 2012, 2013 and the nine months ended September 30, 2014, and tell how you intend to revise your historical presentations.

2.   In response to comment one, you indicate that you have begun to invest in "service desk" and "network support services" and will include these costs in Cost of Services beginning in your Form 10-K for fiscal 2014. In this regard, please explain to us if the personnel involved with the "service desk" and "network support services" encompass all personnel costs involved with providing services for your Mobile and Security business.

3.   We note from page nine of your Form 10-K for the year ended December 31, 2013, that Elephant Talk uses its own Research and Development department to develop and maintain the different components of the overall solution (IN, Rating, Back-Office, API/CRM/Provisioning, Protocols, Voice Mail & IVR, etc.). In this regard, please tell us where you have presented Research and Development costs in your income statement and how you have complied with the disclosure requirement of ASC 730-10-50-1.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at (202) 551-3310, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director